SEC 1746 (11-03)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

GOLDEN TELECOM, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number)

Vladimir Lechtman, Esq.
Jones Day
51 Louisiana Avenue, N.W.
Washington, D.C. 20001
(202) 879-3939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38122G107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ALFA TELECOM LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,731,707*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,731,707*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,731,707*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO, HC

*  See Items 5 and 6 hereof

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ALFA CAPITAL HOLDINGS (CYPRUS) LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization CYPRUS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person (See Instructions) OO, HC

*  See Items 5 and 6 hereof

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABH FINANCIAL LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person (See Instructions) OO, HC

*  See Items 5 and 6 hereof

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ALFA FINANCE HOLDINGS S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,731,707*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,731,707*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,731,707*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO, HC

*  See Items 5 and 6 hereof

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CTF HOLDINGS LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization GIBRALTAR

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,731,707*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,731,707*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,731,707*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO, HC

*  See Items 5 and 6 hereof

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CROWN FINANCE FOUNDATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization LIECHTENSTEIN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,731,707*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,731,707*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,731,707*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO

*  See Items 5 and 6 hereof

This Amendment No. 8 on Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Shares”), of Golden Telecom, Inc. (the “Issuer”).  This Amendment No. 8 supplementally amends the initial statement on Schedule 13D, dated May 21, 2001; Amendment No. 1 thereto, dated July 20, 2001; Amendment No. 2 thereto, dated September 13, 2001; Amendment No. 3 thereto, dated February 28, 2002; Amendment No. 4 thereto, dated September 9, 2002; Amendment No. 5 thereto, dated November 6, 2002; Amendment No. 6 thereto, dated April 10, 2003; and Amendment No. 7 thereto, dated August 29, 2003 (collectively, the “Initial Statement”), filed by the Reporting Persons (as defined herein).  This Amendment No. 8 is being filed by the Reporting Persons to report the cancellation, pursuant to a Stock Option Cancellation Agreement (as defined herein), of an Option (as defined herein) to acquire certain Shares owned by Alfa Telecom (as defined herein) previously granted by Alfa Telecom to Alfa Capital Holdings (as defined herein), each of which is a wholly owned direct or indirect subsidiary of Alfa Finance (as defined herein), and to report the deletion of Alfa Capital Holdings and ABH Financial (as defined herein) as Reporting Persons hereunder.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.  The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background
This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i) Alfa Telecom Limited (“Alfa Telecom”);
(ii) Alfa Capital Holdings (Cyprus) Limited (“Alfa Capital Holdings”);
(iii) ABH Financial Limited (“ABH Financial”);
(iv) Alfa Finance Holdings S.A. (“Alfa Finance”);
(v) CTF Holdings Limited (“CTF Holdings”); and
(vi) Crown Finance Foundation (“Crown Finance”).

This Statement relates to Shares held for the account of Alfa Telecom.
The Reporting Persons

Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands.  The principal business of Alfa Telecom is to function as a holding company.  Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Alfa Capital Holdings is a Cyprus company, with its principal address at Julia House, 3 Themistocles Dervis Street, First Floor 1066, Nicosia, Cyprus.  The principal business of Alfa Capital Holdings is to function as a holding company.  Current information concerning the identity and background of the directors and officers of Alfa Capital Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ABH Financial is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands.  The principal business of ABH Financial is to function as a holding company.  ABH Financial is the sole shareholder of Alfa Capital Holdings.  Current information concerning the identity and background of the directors and officers of ABH Financial is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Alfa Finance is a Luxembourg limited liability company with its principal address at 22, Grand Rue, 2nd Floor, Luxembourg, L-1660.  The principal business of Alfa Finance is to function as a holding company.  Alfa Finance is the sole shareholder of Alfa Telecom and, in such capacity, may be deemed to be the beneficial owner of Shares held for the account of Alfa Telecom.  Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar.  The principal business of CTF Holdings is to function as a holding company.  CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”).  Collectively, the Holding Companies own a majority of the shares of Alfa Finance.  As a consequence of its ownership interests in the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance and may therefore be deemed to be the beneficial owner of Shares held for the account of Alfa Telecom.  Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein.  The principal business of Crown Finance is investment and management of the assets and capital of the foundation.  Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of Shares held for the account of Alfa Telecom.  Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The Supervisory Board coordinates the strategic development of a group of affiliated entities, often referred to as “Alfa Group Consortium,” which includes the Reporting Persons.  In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of Alfa Group Consortium.  Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
This Item 3 is supplementally amended as follows:

In consideration of the cancellation of the Option (as defined in Item 6 hereof), pursuant to the Stock Option Cancellation Agreement (as defined in Item 6 hereof), Alfa Telecom paid to ABH Financial US$25,000,000 (the “Consideration”).  Alfa Telecom obtained the funds necessary to pay the Consideration from its own working capital.

Item 4.	Purpose of Transaction
The information set forth in Items 5 and 6 hereof is hereby incorporated by reference into this Item 4.
This Item 4 is hereby supplementally amended as follows:

Alfa Telecom, Alfa Capital Holdings, and ABH Financial have entered into the Stock Option Cancellation Agreement (as described in Item 6 hereof and a copy of which is attached as Exhibit U), pursuant to the parties thereto have agreed to the cancellation of the Option as of the date thereof.

Each of Peter Aven, Andrey Kosogov, and Alexander Vinogradov serve as directors of the Issuer nominated by Alfa Telecom. Mr. Aven is chairman of the board of directors of the Issuer.  Mr Vinogradov serves as the Chief Executive Officer of the Issuer.  Mr. Aven and Mr. Kosogov are also directors of Alfa Finance.

As directors of the Issuer, Mr. Aven, Mr. Kosogov and Mr. Vinogradov may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  In addition, as a result of their beneficial ownership positions, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer
The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 5.

(a)                                  (i)                                     Each of Alfa Telecom, Alfa Finance, CTF Holdings, and Crown Finance may be deemed to be the beneficial owner of the 10,731,707 Shares held for the account of Alfa Telecom (approximately 30.0% of the total number of Shares outstanding).  This percentage is calculated on the basis of the Issuer having 35,798,766 Shares issued and outstanding.

(ii)                                  The Issuer, Nye Telenor East Invest AS, a company organized under the laws of Norway (“Telenor”), OAO Rostelecom, a company organized in the Russian Federation (“RTK”), Alfa Telecom, Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership (“CIG”), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey (“Cavendish”), and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg (“First NIS Fund”) entered into a Shareholders Agreement, dated as of August 19, 2003 (the “Shareholders Agreement”), a Standstill Agreement, dated as of August 19, 2003 (the “Standstill Agreement”), and a Registration Rights Agreement, dated as of August 19, 2003 (the “Registration Rights Agreement”).  Copies of the Shareholders Agreement, the Standstill Agreement, and the Registration Rights Agreement are attached as Exhibits R, S, and T to Amendment 7 to this Statement on Schedule 13D and are incorporated herein by reference.

Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of Telenor, RTK, CIG, Cavendish, and First NIS Fund for information regarding such entities, their respective beneficial ownership of Shares, and any changes to such respective beneficial ownership of Shares.  To the best of the Reporting Persons’ knowledge, as of the date hereof, each of Telenor, RTK, CIG, Cavendish and First NIS Fund, respectively, may be deemed to beneficially own the following numbers of Shares:  Telenor - 7,329,972 (20.5%); RTK - 4,024,067 (11.2% of the Issuer); CIG - 2,166,405 (6.1% of the Issuer); Cavendish - 1,845,769 (5.2% of the Issuer) and First NIS Fund - 723,906 (2.0% of the Issuer).  To the best of the Reporting Persons’ knowledge, as of the date hereof, Telenor, RTK, CIG, Cavendish, First NIS Fund, and certain of the Reporting Persons, in the aggregate but not individually, may be deemed to beneficially own 26,821,826 Shares (74.9% of the Issuer).  These percentages are calculated on the basis of the Issuer having 35,798,766 Shares issued and outstanding.  The Reporting Persons and any other person named in response to Item 2 hereof disclaim beneficial ownership of any Shares held by Telenor, RTK, CIG, Cavendish, or First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in response to Item 2 hereof is part of a “group” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13d-5 under the Exchange Act) or is the beneficial owner of any Shares beneficially owned by Telenor, RTK, CIG, Cavendish, or First NIS Fund.

(b)                                 (i)                                     Each of Alfa Telecom, Alfa Finance, CTF Holdings, and Crown Finance may be deemed to have the sole power to direct the voting and disposition of the 10,731,707 Shares held for the account of Alfa Telecom.

(ii)                                  Under the terms of the Shareholders Agreement, Alfa Telecom has agreed to take such actions as are necessary from time to time to maintain the composition of the board of directors of the Issuer in accordance with the terms of Section 3 of the Shareholders Agreement.  These actions include, without limitation, the voting of Shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the board of directors, the waiving of notice of and attendance at meetings, the amendment of the Issuer’s by-laws, and the like.  As noted above, the Reporting Persons and any other person named in Item 2 hereof disclaim beneficial ownership of any Shares held by Telenor, RTK, CIG, Cavendish or First NIS Fund.

(c) The Reporting Persons have effected no transactions with respect to the Shares within 60 days prior to the date hereof.

(d)                                 The shareholder of Alfa Telecom has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Alfa Telecom in accordance with its ownership interest in Alfa Telecom.

(e) Alfa Capital Holdings and ABH Financial each ceased to be the beneficial owner of more than five percent of the Shares of the Issuer as of December 23, 2003.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6.
This Item 6 is hereby supplementally amended as follows:

Stock Option Cancellation Agreement:  On November 1, 2002, Alfa Telecom and Alfa Capital Holdings entered into a stock option agreement (the “Stock Option Agreement”) pursuant to which Alfa Telecom granted to Alfa Capital Holdings an option (the “Option”) to acquire 1,609,756 Shares held by Alfa Telecom.  The term of the Option was from November 1, 2002, until May 11, 2004.  A copy of the Stock Option Agreement is attached as Exhibit Q to Amendment 5 to this Statement on Schedule 13D and is incorporated herein by reference.

Alfa Capital Holdings did not exercise the Option to acquire the Shares pursuant to the Stock Option Agreement. On December 23, 2003, Alfa Telecom, Alfa Capital Holdings, and

ABH Financial entered into a stock option cancellation agreement (the “Stock Option Cancellation Agreement”) pursuant to which Alfa Telecom and Alfa Capital Holdings have agreed to cancel the Option and, in consideration for such cancellation, Alfa Telecom has agreed to make a cash payment to ABH Financial of US$25,000,000.  As of the date of the Stock Option Cancellation Agreement, Alfa Capital Holdings has no right to acquire Shares pursuant to the Option and neither Alfa Telecom nor Alfa Capital Holdings have any rights, duties, or obligations under the Stock Option Agreement.  A copy of the Stock Option Cancellation Agreement is attached hereto as Exhibit U and is incorporated herein by reference.

The foregoing description of the Stock Option Cancellation Agreement does not purport to be complete and is qualified in its entirety by the terms of the Stock Option Cancellation Agreement, which are incorporated herein by reference.

Telenor Transaction:  As previously disclosed in Amendment 7 to this Statement on Schedule 13D, on August 19, 2003, the Issuer entered into a share exchange agreement with Telenor, pursuant to which Telenor was to acquire Shares of the Issuer upon the satisfaction of certain conditions (the “Telenor Transaction”).  In connection with the Telenor Transaction, Alfa Telecom entered into (i) the Shareholders Agreement, which contains certain provisions relating to business combinations, transfers of Shares, the nomination and removal of the directors of the Issuer and the approval of special transactions, (ii) the Standstill Agreement, which contains certain provisions relating to proxy contests and the acquisition of Shares, and (iii) the Registration Rights Agreement, which contains certain provisions relating to the registration of Shares under the United States Securities Act of 1933, as amended.  Each of the Shareholders Agreement, the Standstill Agreement and the Registration Rights Agreement was intended to be effective as of the effective date of the Telenor Transaction (the “Telenor Effective Date”).  The Telenor Effective Date occurred on December 1, 2003, and in connection therewith, the Shareholders Agreement, Standstill Agreement, and Registration Rights Agreement became effective.  Copies of the Shareholders Agreement, Standstill Agreement, and Registration Rights Agreement are attached as Exhibits R, S, and T, respectively, to Amendment 7 to this Statement on Schedule 13D and are incorporated herein by reference.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks, or other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions and may purchase securities for the purpose of closing out short positions in such securities.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.
Item 7.	Material to Be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Date:	December 23, 2003	ALFA TELECOM LIMITED

		By:	/s/ Douglas Colombo
Name: Douglas Colombo
Title: Attorney-in-fact

Date:	December 23, 2003	ALFA CAPITAL HOLDINGS (CYPRUS) LIMITED

		By:	/s/ Douglas Colombo
Name: Douglas Colombo
Title: Attorney-in-fact

Date:	December 23, 2003	ABH FINANCIAL LIMITED

		By:	/s/ Douglas Colombo
Name: Douglas Colombo
Title: Attorney-in-fact

Date:	December 23, 2003	ALFA FINANCE HOLDINGS S.A.

		By:	/s/ Douglas Colombo
Name: Douglas Colombo
Title: Attorney-in-fact

Date:	December 24, 2003	CTF HOLDINGS LIMITED

		By:	/s/ Franz Wolf
Name: Franz Wolf
Title: Director

Date:	December 24, 2003	CROWN FINANCE FOUNDATION

		By:	/s/ Franz Wolf
Name: Franz Wolf
Title: Attorney-in-fact

ANNEX A

Directors and Officers of Alfa Telecom Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Pavel Nazarian Director (Russia)	Director of Headquarters / Head of International Compliance of Alfa Finance Holdings S.A.	22, Grand Rue, 2nd Floor, Luxembourg, L-1660

Joseph Louis Moss Director (United Kingdom)	Administrative Director of Crown Resources AG	Suite 3, 4 Irish Place, Gibraltar

Directors and Officers of Alfa Capital Holdings (Cyprus) Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Pavel Nazarian Director (Russia)	Director of Headquarters / Head of International Compliance of Alfa Finance Holdings S.A.	22, Grand Rue, 2nd Floor, Luxembourg, L-1660

Michael Georghiou Director (Cyprus)	Partner of Abacus Financial Services Limited	Julia House, 1st Floor 3 Themistocles Dervis Street, 1066 Nicosia, Cyprus

Andriy Glavatskyy Director (Ukraine)	Director of Alfa Capital Holdings (Cyprus) Limited	Presidium Building, 3rd Floor, 6 Demosthenis Severis Avenue, 1080 Nicosia, Cyprus

Valery Ziukin Director (Russia)	Director of Alfa Capital Holdings (Cyprus) Limited	Presidium Building, 3rd Floor, 6 Demosthenis Severis Avenue, 1080 Nicosia, Cyprus

Directors and Officers of ABH Financial Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Pavel Nazarian Director (Russia)	Director of Headquarters / Head of International Compliance of Alfa Finance Holdings S.A.	22, Grand Rue, 2nd Floor Luxembourg, L-1660

Joseph Louis Moss Director (United Kingdom)	Administrative Director of Crown Resources AG	Suite 3, 4 Irish Place, Gibraltar

Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship	Principal Occupation	Business Address

Peter Aven Director (Russia)	President of OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Fridman Director (Russia)	Chairman of the Board of Directors of OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

David Gould Director (United States)	Deputy Director of Corporate Development, Finance and Control for CTF Holdings Limited	3 Smolenskaya Square, 121099 Moscow, Russia

Alexander Knaster Director (United States)	Chief Executive Officer of OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Andrey Kosogov Director (Russia)	First Deputy Chairman of the Executive Board of Directors of OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexey Kuzmichev Director (Russia)	Chairman of the Board of Directors of Crown Resources AG	21 Novy Arbat Street, 121019 Moscow, Russia

Pavel Nazarian Officer - Director of Headquarters / Head of International Compliance (Russia)	Director of Headquarters / Head of International Compliance of Alfa Finance Holdings S.A.	22, Grand Rue, 2nd Floor Luxembourg, L-1660

Aleksandr Tolchinsky Director (United States)	Head of the Corporate Finance Department of OJSC Alfa Bank	12 Acad. Sakharov Prospect, 107078 Moscow, Russia

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Adrian Collister Director (United Kingdom)	Director and Chartered Accountant, ESC International	ESC International - Gibraltar Office - P.O. Box 398, Ground Floor, Neptune House, Marina Bay, Gibraltar

Alla Koudriavtseva Director (Russia)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address

Christian Rosenow Director (Switzerland)	Financial Advisor	Claridenstrasse 25, CH-8002, Zurich, Switzerland

Dr. Norbert Seeger Director (Liechtenstein)	Attorney, ArComm Trust Company	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address

Peter Aven Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Vladimir Bernstein Director (Russia)	Director of Strategic and Investment Planning, Alfa Group	3, Smolenskaya Square, Floor 9, 121099 Moscow, Russia

Alexander Fain Director (Russia)	Chief Executive Officer, LLC Alfa Eco	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Gamzin Director (Russia)	Chief Executive Officer, United Food Company	3rd Golutvinsky Pereulok, 10 Building 6, 109180 Moscow, Russia

German Khan Director (Russia)	Member of the Board of Directors, OJSC Tyumen Oil Company	18/2, Schipok Street, 113097 Moscow, Russia

Lev Khasis Director (Russia)	Chairman of the Board of Directors, JSC Perekriostok and TH GUM	89 Dmitrovskoye Shosse, 127486 Moscow, Russia

Alexander Kosiyanenko Director (Russia)	Chief Executive Officer, JSC Perekrestok	14817 Moscow Region, District of Mytischy, Paveltsevo Village, Russia

Alexey Kuzmichev Director (Russia)	Chairman of the Board of Directors, Crown Resources AG	21 Novy Arbat Street, 121019 Moscow, Russia

Nigel John Robinson Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group	3 Smolenskaya Square, Floor 9, 121099 Moscow, Russia

Alexei Reznikovich Director (Russia)	Director for Asset Management and Control, Alfa Group	3 Smolenskaya Square, Floor 9, 121099 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a)                                  With the exceptions of 1,000 Shares held for the account of Aleksandr Tolchinsky and 20,000 Shares held for the account of Alexander Knaster, none of the above persons hold any Shares.

(b)                                 None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

EXHIBIT INDEX

U.	Stock Option Cancellation Agreement, dated as of December 23, 2003, by and among Alfa Telecom Limited, Alfa Capital Holdings (Cyprus) Limited, and ABH Financial Limited

EXHIBIT U

Attached.

STOCK OPTION CANCELLATION AGREEMENT

This STOCK OPTION CANCELLATION AGREEMENT, dated as of December 23, 2003 (this “Agreement”), is entered into by and between Alfa Telecom Limited, a British Virgin Islands company (“Alfa Telecom”), Alfa Capital Holdings (Cyprus) Limited, a Cyprus corporation (“Alfa Capital Holdings”), and ABH Financial Limited, a British Virgin Islands company (“ABH Financial”).  Alfa Telecom, Alfa Capital Holdings, and ABH Financial may hereinafter be referred to collectively as the “Parties” or individually as a “Party.”

RECITALS:

WHEREAS, in connection with Alfa Telecom’s interest in Golden Telecom, Inc. (“Golden Telecom”), Alfa Capital Holdings has provided Alfa Telecom with certain financing;

WHEREAS, in consideration of such financing, Alfa Telecom granted to Alfa Capital Holdings an option (the “Option”) to purchase from Alfa Telecom 1,609,756 shares of common stock, par value $0.01 per share, of Golden Telecom pursuant to that certain Stock Option Agreement, dated as of November 1, 2002, by and between Alfa Telecom and Alfa Capital Holdings (the “Option Agreement”);

WHEREAS, Alfa Capital Holdings is a 100% owned direct subsidiary of ABH Financial; and

WHEREAS, the Parties have mutually agreed to cancel the Option in consideration of the payment by Alfa Telecom to ABH Financial of certain monies (as described more fully below);

NOW, THEREFORE, the Parties hereto, in exchange for the mutual covenants herein, and each intending to be legally bound hereby, agree as follows:

AGREEMENT:

1.             Cancellation of the Option.  In return for the payment of the Consideration (as defined below) Alfa Telecom and Alfa Capital Holdings hereby agree to (i) cancel the Option and (ii) terminate the Option Agreement, in each case with immediate effect from the date hereof.  The Parties agree that from the date hereof neither Alfa Telecom nor Alfa Capital Holdings shall have any rights, duties, or obligations under or pursuant to the Option Agreement.

2.             Payment of Consideration.  As consideration for the cancellation of the Option and termination of the Option Agreement, Alfa Telecom shall pay and deliver to ABH Financial the sum of twenty-five million United States Dollars (US$25,000,000) (the “Consideration”) within five (5) days following the date hereof into the bank account specified by ABH Financial to Alfa Telecom.

3.             Further Assurances.  Each Party shall use its best efforts to do and perform or cause to be done and performed all such further acts and things and shall execute and deliver such other agreements, certificates, instruments, and documents as the other Parties hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

4.             Notices.  All notices required or permitted to be given hereunder shall be in writing and shall be deemed effectively given:  (i) upon personal delivery to the Party to be notified, (ii) if sent by confirmed facsimile, when sent, if sent during normal business hours of the Party to be notified, or, if not sent during such normal business hours, then on the next business day, (iii) if sent by registered or certified mail, return receipt requested, postage prepaid, five (5) days after having been sent, or (iv) if sent by an internationally recognized courier, specifying next day delivery, with written verification of receipt, three (3) days after having been sent.  All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the Party to be notified.  All notices shall be sent as set forth below:

if to Alfa Telecom, to:

Alfa Telecom Limited

P.O. Box 3339

Geneva Place - 2nd Floor

333 Waterfront Drive

Road Town, Tortola

British Virgin Islands

Facsimile No.:  (350) 52065

Attn:  Pavel Nazarian

if to Alfa Capital Holdings, to:

Alfa Capital Holdings (Cyprus) Limited

Julia House

3 Themistocles Dervis Street, 1066

Nicosia, Cyprus

Facsimile No.:  357 (22) 681 505

Attn:  Pavel Nazarian

if to ABH Financial, to:

ABH Financial Limited

P.O. Box 3339

Geneva Place - 2nd Floor

333 Waterfront Drive

Road Town, Tortola

British Virgin Islands

Facsimile No.:  (350) 52065

Attn:  Pavel Nazarian

with a copy of any such notice to (which copy does not constitute notice), to:

Jones Day

51 Louisiana Avenue, N.W.

Washington, D.C. 20001

U.S.A.

Facsimile No.:  +1 (202) 626-1700

Attn:  Vladimir Lechtman

Any Party may change such Party’s address for receipt of future notices hereunder by giving written notice to the other Parties.

5.             Governing Law.  This  Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law principles thereof.

6.             Severability.  If any provision of this Agreement shall be invalid, illegal, or unenforceable in any jurisdiction, the validity, legality, and enforceability of the remaining provisions, or of such provision in any other jurisdiction, shall not in any way be affected or impaired thereby.

7.             Entire Agreement; Amendments.  The Parties agree that this Agreement constitutes the entire agreement and understanding of the Parties with respect to the subject matter hereof and that this Agreement supersedes any and all agreements and understandings, written or oral, with respect to the subject matter hereof.  This Agreement may not be altered, amended, modified, terminated, or discharged (other than in accordance with the express provisions hereof) except by a writing signed by the Party or Parties against whom such alternation, amendment, modification, termination, or discharge is sought to be enforced.

8.             Assignment.  This Agreement may not be assigned by a Party without the written consent of the other Parties and shall inure to the benefit of and be binding upon the respective successors, heirs, executors, administrators, personal representatives, and permitted assigns of the Parties hereto.

9.             Counterparts.   This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same Agreement.

Signature Page Follows

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

ALFA TELECOM LIMITED

By:	/s/ Douglas Colombo
Name:	Douglas Colombo
Title:	Attorney-in-fact

ALFA CAPITAL HOLDINGS (CYPRUS) LIMITED

By:	/s/ Douglas Colombo
Name:	Douglas Colombo
Title:	Attorney-in-fact

ABH FINANCIAL LIMITED

By:	/s/ Douglas Colombo
Name:	Douglas Colombo
Title:	Attorney-in-fact